Exhibit 17.2

J. MORGAN RUTMAN

P.O. BOX 525, RYE, NH 03870

February 4, 2022

BY FIRST-CLASS MAIL AND EMAIL

Ms. Marcy Engel, Chairperson of the Board

Mr. Bharath Srikrishnan, Director

Mr. Charmel Maynard, Director

Mr. David Bonanno, Director

Mr. Wayne Cohen, Director

Mr. James Levin, CEO

Mr. David Levine, Chief Legal Officer & Corporate Secretary

Sculptor Capital Management

9 West 57th Street

New York, NY 10019

Re:	Resignation from Board of Directors

Dear Chairperson Engel and the Board of Directors:

Pursuant to Item 5.02(a)(3)(ii) of Form 8-K, I write to notify you that I do not agree with the statement made by Sculptor in response to my letter of resignation, for the following reasons:

The statement attributed to the directors asserts that my resignation letter contained “material omissions,” including from the report of the compensation consultant Semler Brossy, and cites by example the “conclusion” of Semler Brossy. In fact, the quotation in Sculptor’s response does not include the next sentence of Semler Brossy: “As previously noted, a key consideration for the Committee and Board is to align that the performance requirements underlying the MSVCP Performance Shares include sufficiently rigorous hurdles to substantiate the overall size of the Proposals – namely the associated equity dilution for shareholders.”

I expressly asked, through my counsel’s note, that Sculptor publish the full Semler Brossy report with my letter, so that shareholders could judge for themselves whether my account of their warnings was accurate. Sculptor chose not to.

I stand by my letter.

Sincerely,

/s/ J. Morgan Rutman
J. Morgan Rutman

cc:	Gerson Zweifach, Williams & Connolly LLP

Joseph Terry, Williams & Connolly LLP